

Mail Stop 3561

September 27, 2017

Jeffrey P. Bezos
Chairman and Chief Executive Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

> **Re:** **Amazon.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **Form 10-Q for the Quarter Ended June 30, 2017**
> **Filed July 28, 2017**
> **File No. 0-22513**

Dear Mr. Bezos:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Sales, page 23

1. You state that North American and International net sales have increased in the last three fiscal years primarily as a result of increased unit sales, which were driven in part by "sales in faster growing categories such as electronics and other general merchandise." Please revise future periodic reports to expand your discussion to describe the drivers of net sales in the "Electronics and other general merchandise" product category, so that investors may better understand any trends that have had, or that you reasonably expect

to have, an impact on such net sales, and the extent to which the increase in North American and International net sales is attributable to the increase in unit sales in such product category. In addition, given the breadth of this category, please also provide additional granularity as to the types of products within "electronics and other general merchandise" that are causing "faster growth." Please refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 34-48960.

Technology and Content, page 28

2. Please disclose a break out of research and development expense by project, activity or in whatever fashion you believe will provide more transparency as to the magnitude and direction of your research and development activities.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Accounting Policies

Technology and Content, page 43

3. Please tell us and disclose in future filings the total amount of research and development costs charged to expense for each year presented in the consolidated statements of operations as required by ASC 730-10-50.

Please also explain in detail the nature of expenses by project or activity that you categorize as research and development costs. Please specifically describe the types of costs related to your initiatives to build and deploy innovative and efficient software and electric devices and development of new products and services as well as AWS and technology infrastructure costs. Please indicate what portion of such costs represents research and development expenditures. In explaining the types of costs, please also describe any engineering or other costs excluded from research and development costs. To the extent you can categorize items included and excluded from research and development by the type of activity illustrated in ASC 730-10-55-1 and 2, that would be helpful to our understanding.

Lastly, we note your disclosure that content costs consist principally of payroll and related expenses for employees involved in category expansion, editorial content, buying and merchandising selection. Please explain to us why it's appropriate to combine content costs with technology costs, which we understand to be primarily research and development costs. We may have further comments.

Note 7 – Commitments and Contingencies

Legal Proceedings, page 58

4. We note your disclosure that for some of the matters for which a loss is probable or reasonably possible, an estimate of the amount of loss or range of losses is not possible. Your disclosure implies that there are some matters for which you are able to estimate the possible loss or range of loss in excess of the amounts accrued. Please tell us the matters for which you are able to estimate the possible loss or range in loss in excess of amounts accrued and the amounts thereof. Also, if there is a reasonable possibility that a loss exceeding amounts already recognized may have occurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state such an estimate cannot be made. You may provide your disclosures on an aggregate basis. Please refer to ASC 450-20-50.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 3 – Commitments and Contingencies

Legal Proceedings, page 11

5. We note that there are several legal proceedings disclosed in Form 10-K for the fiscal year ended December 31, 2017 that are not disclosed in the note. Rule 10-1(a)(5) of Regulation S-X requires disclosure of material contingencies even though a significant change since year end may not have occurred. As such, in future quarterly reports, where material contingencies exist, please disclose such matters even though a significant change since year end may not have occurred.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney at (202) 551-6521 or Lilyanna Peyser, Special Counsel at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Shelley Reynolds, Vice President and Worldwide Controller